Exhibit 12

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

Three Months Ended March 31, 2009
Earnings before income taxes	$2,162

Add (deduct):
Equity in net loss of less than 50% owned affiliates	1
Dividends from less than 50% owned affiliates
Fixed charges	208
Interest capitalized, net of amortization	1

Earnings available for fixed charges	$2,372

Fixed charges:
Interest incurred	$189
Portion of rent expense deemed to represent interest factor	19

Fixed charges	$208

Ratio of earnings to fixed charges	11.4

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings before income taxes	$9,937	$8,884	$8,208	$7,636	$6,505

Add (deduct):
Equity in net loss (earnings) of less than 50% owned affiliates	64	(100)	(163)	(176)	(111)
Dividends from less than 50% owned affiliates	12	100	154	127	92
Fixed charges	618	359	446	407	254
Interest capitalized, net of amortization	(11)	(8)	(4)	(12)	(5)

Earnings available for fixed charges	$10,620	$9,235	$8,641	$7,982	$6,735

Fixed charges:
Interest incurred	$543	$280	$378	$340	$198

Portion of rent expense deemed to represent interest factor	75	79	68	67	56

Fixed charges	$618	$359	$446	$407	$254

Ratio of earnings to fixed charges	17.2	25.7	19.4	19.6	26.5